1360 Porter Street • Dearborn, MI 48124

Phone (313) 565-5700 • Fax (313) 561-2291
November 14, 2008
Via First Electronic Filing
Jessica Livingston Esq.
Kathryn McHale Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Dearborn Bancorp, Inc.
Schedule 14A
Filed November 5, 2008
File No. 000-24478
Dear Ms. Livingston and Ms. McHale:
Thank you for your comment letter dated November 7, 2008. We have reviewed your comments and have made corresponding revisions to our preliminary Proxy Statement. We are concurrently filing Amendment No. 1 to our Proxy Statement which incorporates these revisions. We have noted below in italicized print our responses to each of your comments and have enclosed a draft marked to show changes from the initial filed version.
Purpose of Special Meeting
1.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.
See page 3, paragraph 2 under subheading “U.S. Treasury Capital Purchase Program”.
2.	Disclose the material terms of your participation in the Capital Purchase Program.
See pages 4-7 under headings “Material Terms of Preferred Stock to be Issued under Capital Purchase Program and Effect of Issuance on Holders of Common Stock” and “Additional Terms of Participation in Capital Purchase Program”.
3.	Describe the material terms of the securities and warrants you will issue to the Treasury Department.

Jessica Livingston Esq.
Kathryn McHale
November 14, 2008

See pages 4-7 under headings “Material Terms of Preferred Stock to be Issued under Capital Purchase Program and Effect of Issuance on Holders of Common Stock” and “Additional Terms of Participation in Capital Purchase Program”.
Effect of Articles Amendment on Holders of Common stock
4.	Please discuss how your participation in the Capital Purchase Program may:
•	impact the holders of any outstanding senior classes of your securities;
Dearborn Bancorp has no outstanding senior classes of securities.
•	impact the rights of your existing common shareholders;
See pages 4-6 under subheadings “Ranking”, “Dividends” and “Liquidation Rights”.
•	dilute the interests of your existing common shareholders;
See pages 6 and 7 under subheading “Warrants”.
•	require you to expand your board of directors to accommodate Treasury Department appointments to it;
See page 5 under subheading “Dividends”.
•	require you to register for resale securities you have issued to the Treasury Department;
See page 6 under subheading “Transferability”.
•	and impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.
See page 6 under subheading “Executive Compensation”.
5.	Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Jessica Livingston Esq.
Kathryn McHale
November 14, 2008

See page 3 under subheading “Shareholder Authorization of Preferred Stock”.
6.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.
See page 3 under subheading “Shareholder Authorization of Preferred Stock”.
7.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.
See page 6 under subheading “Executive Compensation”.
Financial Statements
8.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.
Financial Information has been incorporated by reference. See pages 9-10 under heading “Financial Information Incorporated by Reference”.
9.	If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.
See page 7 under heading “Financial Effect on Dearborn Bancorp of Participation in Capital Purchase Program”.
Dearborn Bancorp acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

Jessica Livingston Esq.
Kathryn McHale
November 14, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We anticipate mailing our definitive proxy statement to shareholders on or about November 21 and truly appreciate your prompt attention to our filing.

Very truly yours,

/s/ Michael J. Ross
Michael J Ross
President and Chief Executive Officer